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                                                                    EXHIBIT 99.1



                    LJ INTERNATIONAL EXPECTS POSITIVE IMPACT
                     FROM CORPORATE RE-ENGINEERING EXERCISE


HONG KONG, JANUARY 7, 2002 - LJ International Inc. (Nasdaq/NM:JADE) is expecting its recent corporate re-engineering exercise to have a positive influence on its financial performance from the second half of the fiscal year 2002. The full impact of the exercise will be reflected in the fiscal year ending April 2003.

"The general downturn in the U.S. and global economy, starting early this year and escalating after the terrorist attacks in the U.S. on September 11, prompted us to take a hard look at the jewelry industry and to review our corporate strategy to meet recent new challenges. As a result, we have trimmed some costs that will lead to significant savings and enable us to move forward leaner and more efficiently. We will also step up our efforts to enhance our presence in Europe and the Chinese mainland. Now that 12 European nations share one common currency, we are optimistic that this will lead to an overall increase in consumption, not least in semi luxury products such as ours." said Yu Chuan Yih, chairman and chief executive officer of LJ International.

LJ's restructuring, which started in September, has reduced an estimated 12.7 per cent of the company's costs to date and has led to a significant reassignment of key roles. As a result of personnel changes in its second quarter, LJ decided to hold off filing its revenue and earnings figures for the first quarter ended July 31, and file them instead with the figures for the second quarter ended October 31, Mr. Yih disclosed.

"Our six months results show that sales revenue fell by 20.4 per cent to $18,768,000 from $23,599,000, and gross margin slipped by 3.4 per cent compared with the same period last year. There was a net loss of $276,000 for the six months ended Oct 31, 2001. These declines are mainly attributable to the economic downturn, particularly in the U.S. after September 11. The U.S. is our biggest market to date. Looking ahead, we expect to achieve breakeven in the third quarter and a moderate profit in the fourth quarter," said Ringo Ng, chief financial officer of LJ.

"With the corporate re-engineering exercise, however, we are confident our production will become even more efficient, our operation, more streamlined, and our management control, tighter. This means that unless market conditions deteriorate further, which we do not expect, we should see that the estimated $1.4 million reduction in annual costs achieved from our restructuring exercise so far, will be reflected in the figures for the fourth quarter of the year ending 30 April 2002. We expect to realize further savings of about $1.6 million in the following fiscal year and this will likely be reflected in the year ending 30 April 2003." Mr.

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Yih explained, adding, "We are very pleased with the re-engineering exercise and we move forward even more confidently as a result."

About LJ International

Built on a proven mine-to-market or total vertical integration strategy, and unwavering commitment to quality and service, LJ International (Nasdaq/NM:JADE) is today the world's largest publicly-owned designer, manufacturer and marketer of a full range of fine jewelry, especially pieces set in semi-precious gems.

The company is based in Hong Kong with production facilities in south China, where it enjoys tax and labor cost advantages. By leveraging its strategic locations and competitive pricing, LJ International is poised for continuous growth into the future. A talented managerial and creative team led by Founder, CEO and President Yu Chuan Yih, guides a diligent workforce into delivering on promises to an ever-expanding base of large, high-volume customers.

Forward-Looking Statements

Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales and the further execution of the corporate re-engineering exercise. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

For further information, please contact:
Ringo Ng, Chief Financial Officer
On 2764 3622; email: ringong@ljintl.com

OR

Betty Ho, Vice President - Corporate Affairs
On 2170 0001; email:betty@ljintl.com



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